UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Maximus, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

577933104

(CUSIP Number)

March 5, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. 577933104 13G Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheffield Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 269,673

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 269,673

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,673

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.577933104 13G Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheffield Institutional Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 520,445

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 520,445

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,445

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.577933104b 13G Page 4 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheffield International Partners, Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 401,582

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 401,582

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 401,582

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.577933104 13G Pages 5 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheffield Asset Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,191,700

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,191,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 577933104 13G Page 6 of 8 Pages

Item 1.
	(a)	Name of Issuer Maximus, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 11419 Sunset Hills Road Reston, Virginia 20190
Item 2.
(a)

Name of Person Filing

This statement is being filed by Sheffield Partners, L.P. (“SPLP”), Sheffield Institutional Partners, L.P. (“SIPLP”), Sheffield International Partners, Ltd. (“SIPLTD”) and Sheffield Asset Management, L.L.C. (“SAM” and together with SPLP, SIPLP and SIPLTD, the “Reporting Persons”).  The members of SAM are Brian J. Feltzin and Craig C. Albert.

	(b)	Address of Principal Business Office or, if none, Residence 900 North Michigan Avenue, Suite 1100 Chicago, Illinois 60611
	(c)	Citizenship
SPLP Delaware SIPLP Delaware SIPLTD Cayman Islands SAM Delaware
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 577933104

Item 3.	Not Applicable; the Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).

Item 4.	Ownership
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 5) of this Schedule 13G is hereby incorporated by reference.

CUSIP No. 577933104 13G Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following  ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 577933104                                                             13G                                                                   Page 8 of 8 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 15, 2007

Sheffield Partners, L.P.
By: Sheffield Asset Management, L.L.C		.
Its: General Partner

By:	/s/ Amy Rosenow
Amy Rosenow, Chief Operating Officer

Sheffield Institutional Partners, L.P.
By: Sheffield Asset Management, L.L.C.
Its: General Partner

By	/s/ Amy Rosenow
Amy Rosenow, Chief Operating Officer

Sheffield International Partners, Ltd.
By: Sheffield Asset Management, L.L.C.
Its: Investment Advisor

By:	/s/ Amy Rosenow
Amy Rosenow, Chief Operating Officer

Sheffield Asset Management, L.L.C.

By:	/s/ Amy Rosenow
Amy Rosenow, Chief Operating Officer